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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49362

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __04/01/2022__ AND ENDING __03/31/2023__
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Spencer Clarke LLC__

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__1111 Lincoln Road Suite 500__
(No. and Street)

__Miami Beach__	__Florida__	__33139__
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__Reid Drescher__	__(212) 446-6111__	rdrescher@spencerclarke.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__Ohab and Company, PA__
(Name – if individual, state last, first, and middle name)

100 E. Sybelia Ave Suite 130	__Maitland__	FL	32751
(Address)	(City)	(State)	(Zip Code)
07/28/2004		1839	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-S(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Reid Drescher _____ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Spencer Clarke LLC _____ , as of 3/31 _____ , 2 023 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



JALMAR VEGA
Notary Public - State of Florida
Commission # HH 183062
My Comm. Expires Oct 7, 2025

Signature: _____

Title: _____
President|CEO

Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

SPENCER CLARKE LLC
FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES

For the year ended March 31, 2023

(With Report of Independent Registered Public Accounting Firm Thereon)

(These financial statements and schedule(s) should be deemed confidential pursuant to subparagraph (e)(3) of SEC Rule 17a-5.)

SPENCER CLARKE LLC
TABLE OF CONTENTS
March 31, 2023



Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email:pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member's
of Spencer Clarke LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Spencer Clarke LLC as of March 31, 2023, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Spencer Clarke LLC as of March 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Spencer Clarke LLC's management. Our responsibility is to express an opinion on Spencer Clarke LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Spencer Clarke LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedules I, II and III have been subjected to audit procedures performed in conjunction with the audit of Spencer Clarke LLC's financial statements. The supplemental information is the responsibility of Spencer Clarke LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ohab and Company, PA

We have served as Spencer Clarke LLC's auditor since 2016.

Maitland, Florida

June 23, 2023

SPENCER CLARKE LLC
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2023

ASSETS

Cash	$	72,527
Prepaid deposits and expenses		9,862
TOTAL ASSETS	$	82,389

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Accounts payable, accrued expenses, and other liabilities		4,334
Due to parent		274
TOTAL LIABILITIES	$	4,608
MEMBER'S EQUITY		77,781
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	82,389

See notes to the financial statements.

SPENCER CLARKE LLC
STATEMENT OF OPERATIONS
MARCH 31, 2023

REVENUE		
Advisory fees	$	429,061
Realized loss on investments		(23,250)
Total revenue		405,811
EXPENSES		
Professional service fees		33,997
Regulatory fees		11,032
Occupancy and equipment		9,448
Technology, data, and communications		3,722
Legal expense		(15,000)
Other		2,768
Total expenses		45,967
NET INCOME	$	359,844

See notes to the financial statements.

SPENCER CLARKE LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
MARCH 31, 2023

BALANCE AT APRIL 1, 2022	$	104,687
Member distributions		(386,750)
Net income		359,844
BALANCE AT MARCH 31, 2023	$	77,781

See notes to the financial statements.

SPENCER CLARKE LLC
STATEMENT OF CASH FLOWS
MARCH 31, 2023

CASH FLOWS FROM OPERATING ACTIVITIES

Net income	$ 359,844

Adjustments to reconcile net income to net cash provided by operating activities

Changes in operating assets and liabilities:

Accounts receivable	10,900
Prepaid deposits and expenses	(1,838)
Accounts payable, accrued expenses, and other liabilities	(6,462)
Liability for potential legal litigation	(15,000)
Total adjustments to reconcile net income to net cash provided by operations	(12,400)
Net cash provided by operating activities	347,444

CASH FLOWS FROM FINANCING ACTIVITIES

Member distributions	(386,750)
Net cash provided by financing activities	(386,750)

NET DECREASE IN CASH	(39,306)
CASH BALANCE AT BEGINNING OF YEAR	111,833
CASH BALANCE AT END OF YEAR	$ 72,527

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid for interest	$ -
Cash paid for taxes	$ -

See notes to the financial statements.

1. **Organization and Nature of Business**

   Spencer Clarke LLC (The "Company'), a Limited Liability Company, is a Company registered with the Securities and Exchange Commission and is both a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investors Protection Corporation ("SIPC").

   The Company is wholly owned by Spencer Clarke Management LLC ("SCM"). The Company earns consulting and advisory fees from providing investment banking services. These fees are earned through its participation in private placement offerings and providing merger and acquisition, financial advisory and general corporate consulting services to companies.

2. **Significant Accounting and Reporting Policies**

   Basis of Presentation

   The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States (GAAP) as determined by the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC). The Company believes that the disclosures in these financial statements are adequate and not misleading. In the opinion of management, the financial statements contain all adjustments necessary for a fair presentation of the Company's financial position as of March 31, 2023 and is not necessarily indicative of the results for any future period.

   Use of Estimates

   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

   Cash and Cash Equivalents

   The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company monitors these bank accounts and does not expect to incur any losses from such accounts. The Company has defined cash and cash equivalents as highly liquid investments with original maturities of less than 90 days that are not held-for-sale in the ordinary course of business. The recorded value of such instruments approximates their fair value. At March 31, 2023, the Company had no cash equivalents.

   Leases

   The Company is required to record a right-of-use asset and a corresponding lease liability on the balance sheet for all leases with terms greater than 12 months. All such leases and are to be classified as either finance or operating. The Company had no lease obligations that required recording in the March 31, 2023 financial statements.

2. **Significant Accounting and Reporting Policies, Continued**

Fair Value

The Company has adopted the provisions of ASC Topic 820, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. ASC 820 does not require any new fair value measurements, but it does provide guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. The fair value hierarchy distinguishes between assumptions based on market data (observable inputs) and an entity's own assumptions (unobservable inputs).

The hierarchy consists of three levels:
- Level 1 - Quoted prices in active markets for identical assets or liabilities.
- Level 2 - Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets of liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
- Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Certain financial instruments are carried at cost on the balance sheet, which approximates fair value due to their short-term, highly liquid nature. These instruments include cash, accounts receivables, taxes payable, accounts payable, and accounts payable-related party.

Income Taxes

The Company files consolidated tax returns with its parent, Spencer Clarke Management LLC. The Company is an LLC and will not be required to recognize income tax expense. The members of the LLC will recognize tax provisions. The Company evaluates all significant tax positions as required by accounting principles generally accepted in the United States of America. The federal and state income tax returns of the Company for 2021, 2020 and 2019 are subject to examination by the IRS and state taxing authorities, generally for three years after they were filed.

Current Expected Credit Losses

In June 2016, the FASB issued ASU No. 2016-13 (Topic 326) *Measurement of Credit Losses on Financial Instruments*, which significantly changes the ways entities recognize and record credit losses on financial instruments such as loans, loan commitments and other financial assets. The CECL model requires measurement of expected credit losses for financial assets measured at amortized cost, net investments in leases, and off-balance sheet credit exposures based on historical experience, current conditions, and reasonable and supportable forecasts over the remaining contractual life of the financial assets.

ASC 606-10 defines a contract asset as an entity's conditional right to consideration in exchange for goods and services. The conditional right is based on something other than the passage of time, such a future performance. Once the conditional right has been fulfilled and an unconditional right to consideration exists, the contract asset becomes a trade receivable. While contract assets are not financial assets, ASC 606-10-45-3 requires these assets to be evaluated for credit losses under ASC 326-20. Therefore, estimates of expected credit losses on contract assets over their life are required to be recorded at inception and on an ongoing basis, based on historical information, current conditions, and reasonable and supportable forecasts.

3. **Revenue**

   Revenue Recognition

   Revenue from contracts with customers includes fees from investment banking. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Companies progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

   Retainer Revenue - In certain engagements, clients are assessed nonrefundable retainer fees. These retainer fees are either up-front payments paid solely in consideration of the engagement by the client or fees which are in relation to of a defined period, which could range from a single payment to recurring payments for the duration of the contract. Such periods vary in length depending on the engagement and the fees are apportioned over the period covered by the retainer fee and are considered earned when the performance obligations are satisfied. The Company evaluates its nonrefundable retainer payments to ensure the fees relate to a transfer of a good or service, as a direct distinct performance obligation in exchange for the retainer.

   Advisory Revenue – The Company earns consulting and advisory fees from providing investment banking services. These fees are earned through its participation in private placement offerings and providing merger and acquisition, financial advisory and general corporate consulting services to companies. At times the Company may receive fees for successful closings of merger and acquisition transactions or similar transactions. The amount of the fee is stipulated in the Company's engagement contract with the client and is generally calculated as a percentage of the amount of the relevant transaction or as a fixed fee. Advisory fees are recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction). The Company received $429,061 in advisory fees in the period ending March 31, 2023.

   Investment Transactions and Related Investment Income – Investment transactions are accounted for on a trade-date basis. Realized gains and losses on investment transactions are based on fair value and determined using unadjusted quoted prices in active markets for identical assets or liabilities that the Company is able to access. The Company recorded a realized loss of $23,250 in investment related transactions in the period ending March 31, 2023.

   Retainers and other fees received from customers prior to recognizing the revenue are reflected as contract liabilities (deferred revenue) on the Statement of Financial Condition. The Company had no deferred revenue balance at March 31, 2023.

4. **Accounts Receivable**

   The Company may, at times, have an account receivable related to retainer fees from executed agreements with independent external parties. In some circumstances, significant judgement is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. As such, the Company regularly reviews its accounts receivable for any bad debts based on the nature and contractual life or expected life of the financial assets, the Company's collection experience and customer worthiness. At March 31, 2023, the Company had no accounts receivable from executed contracts with clients.

5. **Equipment, net**

Equipment is recorded at cost less accumulated depreciation. Additions, improvements, renewals, and expenditures that add materially to productive capacity or extend the life of an asset are capitalized. Maintenance and repairs are charged to expense as incurred. Upon retirement or disposal of an asset, the asset and related accumulated depreciation or amortization are eliminated. Any gain or loss on such transactions is charged to operations. The provision for depreciation is computed on the straight-line method over the estimated useful life of each depreciable asset. The estimated useful life of computer equipment is five years. The Company had no equipment or depreciation expense at March 31, 2023.

6. **Related Parties**

The Company is a wholly owned subsidiary of Spencer Clarke Management (Parent). At March 31, 2023, there was a $274 payable due to the Parent in relation to Company invoices that were paid by the Parent.

7. **Net Capital Requirements**

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1) of the Securities Exchange Act of 1934, which requires maintenance of minimum net capital. Under the Rule, the Company is required to maintain net capital, as defined, equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness and the ratio of aggregate indebtedness to net capital shall not exceed 1500% or 15:1.

At March 31, 2023, the Company had net capital of $67,919 which was $62,919 in excess of its required net capital and the ratio of aggregate indebtedness to net capital was 6.78%.

The company does not claim an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company 1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, 2) did not carry accounts of customers of or for customers, and 3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the period ending March 31, 2023.

8. **Subordinated Liabilities**

The Company had no liabilities subordinated to the claims of general creditors as of the beginning of the period, end of the period, and during the period ended March 31, 2023.

9. **Concentrations**

During the period ended March 31, 2023, the Company received advisory fee revenue from four customers with the top two representing 40.6% and 23.0% of advisory fee revenue received, respectively.

10. **Lease Obligations**

In February 2016, the FASB issued ASU 2016-02 Leases (Topic 842). ASU 2016-02 requires the recognition of lease assets and lease liabilities on the balance sheet related to the rights and obligations created by lease agreements, including for those leases classified as operating leases under previous GAAP, along with disclosure of key information about the lease arrangements.

10. **Lease Obligations, Continued**

The Company's current lease has a remaining term of 7 months with an option to extend the lease for additional terms. The exercise of lease renewal options is at the Company's discretion; therefore, renewals to extend the lease terms are not included recorded on the Statement of Financial Condition as they are not reasonably certain of exercise. Lease expense is recognized on a straight-line basis over the term of the lease. Leases with terms of less than 12 months are considered short-term leases and are not recorded in the Statement of Financial Condition, in compliance with ASC 842; however, lease expense is included in occupancy and equipment on the Statement of Income and the recorded expense at March 31, 2023 was $9,449. The Company's remaining lease payments with the term ending October 31, 2023 is $6,006.

11. **Risk and Uncertainties**

Interest Rates and Inflation

Virtually all major economies around the world saw a rise in inflation throughout 2022. In an effort to combat uncontrolled inflation, the Fed decided to increase interest rates at an accelerated pace throughout the year. The sharp rise in interest rates led to a deep-rooted uncertainty regarding economic activity, which in turn, created a challenging year for financial markets.

Although rising interest rates did not materially affect the Company, uncertainty in the financial markets did create a negative impact on raising capital for both public and private clients. Additionally, it created a downward impact of company and deal transaction values throughout the reporting period.

Rising inflation and interest rates will most likely continue to have a negative impact on M&A deal momentum throughout the remainder of 2023; however, the extent of any such impact to the Company depends on developments which are highly uncertain and cannot be predicted.

Coronavirus

The COVID-19 coronavirus pandemic has had adverse impacts to global commercial activity and has continued to contribute to volatility in the financial markets. Although certain economic conditions may have shown signs of improvement, economic uncertainty, changes in consumer demand, disrupted supply chains, staffing shortages and hybrid working patterns all continue to have a negative impact on many industries. The continued development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the COVID-19 coronavirus. Nevertheless, the COVID-19 coronavirus presents material uncertainty and risk with respect to the Company, its performance, and its financial results. At present, the extent to which the coronavirus may impact the Company's financial condition or results of operations in future periods is uncertain.

12. **Commitments and Contingencies**

The Company has been named, along with four other parties, in a lawsuit from a former customer dating back to March 2022. The Company's attorney has indicated that the cause of action against the Company is fraudulent inducement in an unspecified amount. As a result, and in accordance with ASC 450, *Contingencies*, a $15,000 estimated liability was accrued on the Company books for this potential litigation. The amount estimated represented the Company's best estimate of the potential obligation as it is difficult to assess the true exposure of the matter. After consulting with counsel, it is believed that the Company was improperly named as a defendant and that there will be no future obligation in this matter; therefore, the estimated liability accrual was reversed in March 2023. Counterclaims have been filed against the Plaintiff and the Company will continue to vigorously defend the matter.

13. Subsequent Events

Management has evaluated all events or transactions that occurred through the date of the issued financial statements. During this period, there were no material recognizable subsequent events that required recording or disclosures.

Supplemental Schedules

SPENCER CLARKE LLC

Schedule I – Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

March 31, 2023

_____

COMPUTATION OF NET CAPITAL

TOTAL MEMBER'S EQUITY	$	77,781
LESS:		
Non-allowable assets:		
Prepaid deposits and expenses		(9,862)
NET CAPITAL	$	67,919
Minimum dollar net capital requirement of reporting broker dealer (greater of minimum net capital requirement of $5,000 or 6-2/3% of aggregate indebtedness)	$	5,000
EXCESS NET CAPITAL	$	62,919
AGGREGATE INDEBTEDNESS LIABILITIES	$	4,607
MINIMUM NET CAPITAL BASED ON AGGREGATE INDEBTEDNESS	$	307
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPTIAL		6.78%

There are no material differences between the preceding computation and the Company's corresponding unaudited Form X-17A-5 as of March 31, 2023, as filed on April 17, 2023.

See accompanying report of independent registered public accounting firm.

SPENCER CLARKE LLC

**Schedule II – Computation for Determination of Reserve Requirements for Brokers and Dealers
Pursuant to Rule 15c3-3 under the Securities and Exchange Commission**

March 31, 2023

_____

The company does not claim an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company 1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, 2) did not carry accounts of customers of or for customers, and 3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the period ending March 31, 2023, without exception.

SPENCER CLARKE LLC

**Schedule III – Information Relating to the Possession or Control Requirements under the Rule 15c3-3
     of the Securities and Exchange Commission**

March 31, 2023

_____

The company does not claim an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company 1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, 2) did not carry accounts of customers of or for customers, and 3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the period ending March 31, 2023, without exception.

See accompanying report of independent registered public accounting firm.



Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email:pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member's
of Spencer Clarke LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Spencer Clarke LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to private placements of securities and corporate finance services including mergers and acquisitions, recapitalizations, valuations, fairness opinions, and business and strategic advice. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Spencer Clarke LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Spencer Clarke LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Ohab and Company, PA

Ohab and Company, PA

Maitland, Florida

June 23, 2023

Spencer Clarke LLC

Investment Banking
MEMBER   FINRA • SIPC
1111 Lincoln Road Suite 500
Miami Beach, Florida 33154
(P) 305-600-3268 • (F) 212-446-6191
www.spencerclarke.com

Exemption Report

Spencer Clarke LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of SEC Release No. 34-70073 and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company has no obligation under SEC Rule 15c3-3 because business activities are limited exclusively to private placements of securities and corporate finance services including mergers and acquisitions, recapitalizations, valuations, fairness opinions, and business and strategic advice and the Company does not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers; does not carry accounts of or for customers; and does not carry PAB accounts, and

(3) The Company had no exceptions to the provision identified above throughout the most recent fiscal year.

I, Reid Drescher, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.



Reid   Drescher
Spencer Clarke LLC

By: Reid Drescher
Title: President | CEO

Date: June 1 2023